Exhibit 99.143

Bitfarms Announces Purchase of 6,600 S19j Pro Antminers from Bitmain to Lift Hash Rate to Approx. 2.5 EH/s in the Fall

Toronto, Ontario and Brossard, Québec (May 06, 202 - Bitfarms Ltd. (“Bitfarms”, or the “Company”) (TSXV:BITF // OTC:BFARF), today provides an update on its plans to reach its previously announced target hash rate of 3.0 EH/s by the end of 2021.

Additions to Mining Fleet

Bitfarms is pleased to announce the purchase of 6,600 new generation miners from Bitmain, as the Company aggressively adds to its fleet of installed miners, currently the largest reported installed Bitcoin hash rate in North America by a public company. This purchase of 660 PH is Bitfarms’ largest purchase from Bitmain to date.

Name	Miners	Model	Total Hash	Delivery
Bitmain	2,200	S19j Pro	220 PH/s	August, 2021
Bitmain	2,200	S19j Pro	220 PH/s	September 2021
Bitmain	2,200	S19j Pro	220 PH/s	October 2021
Total	6,600		660 PH/s

Cumulatively, this purchase represents 660 PH/s out of 1,053 PH/s of miners scheduled for delivery throughout the remainder of 2021. Once installed, these miners are expected to increase Bitfarms’ operating hash rate to approximately 2.5 EH/s. This represents a 159% growth rate from the end of 2020 and achieves 83% towards our year end goal of 3 EH/s. If all 2.5 EH/s of equipment were installed today, it would produce approximately 15.5 BTC per day under current market conditions. We intend to seek the acquisition of additional miners to accomplish our year-end goal when conditions are appropriate.

The purchase of 6,600 miners is in addition to the significant commitments Bitfarms has recently made to developing new infrastructure in Québec, which is required to deliver on its growth forecast goals for 2021. These developments include our previously announced Sherbrooke expansion plan, which is projected to increase Bitfarms’ installed power capacity by approximately 66 MW. The Sherbrooke expansion will be partially used to accommodate today’s announced newly purchased miners.

CEO of Bitfarms, Emiliano Grodzki stated, “We are excited to continue to strengthen our relationship with Bitmain. The purchase of 6,600 miners represents one of the largest orders in our history. Bitfarms is committed to achieving its corporate goals of 3.0 EH/s by the end of this year and 8.0 EH/s by the end of 2022.”

“We are proud to support Bitfarms in its pursuit to achieve its production target for 2021. The additional 660 PH that will be added to their mining operations will solidify their presence in the mining space, further establishing Bitfarms as one of the leading mining companies in North America. The Antminer S19j Pro is one of the industry’s leading next-gen miners, which is proven to deliver outstanding performance, perfect for long-term mining operations like Bitfarms,” said Irene Gao, Antminer Sales Director of NCSA Region, Bitmain.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a Bitcoin mining company, running vertically integrated mining operations with onsite technical repair, proprietary data analytics and Company-owned electrical engineering and installation services to deliver high operational performance and uptime.

Having demonstrated rapid growth and stellar operations, Bitfarms became the first Bitcoin mining company to complete its long form prospectus with the Ontario Securities Commission and started trading on the TSX-V in July 2019. On February 24, 2021 Bitfarms was honoured to be announced as a Rising Star by the TSX-V.

Bitfarms has a diversified production platform with five industrial scale facilities located in Québec. Each facility is 100% powered with environmentally friendly hydro power and secured with long-term power contracts. Bitfarms is currently the only publicly traded pure- play mining company audited by a Big Four audit firm.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/

https://twitter.com/Bitfarms_io

https://www.instagram.com/bitfarms/

https://www.linkedin.com/company/bitfarms/

Defined Terms

EH/s: Exahash per second.

PH/s: Petahash per second

MW: A Megawatt is used to measure the output of a power plant or the amount of electricity required by facility or an entire city. One megawatt (MW) = 1,000 kilowatts = 1,000,000 watts.

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release. The information in this release regarding expectations in respect of the newly purchased miners and about future plans and objectives of the Company are forward-looking information. Other forward-looking information includes, but is not limited to, information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the potential resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment for cryptocurrency in the applicable jurisdictions.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors that could impact future results of the business of Bitfarms include, but are not limited to: the construction and operation of blockchain infrastructure may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions, the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.SEDAR.com including the annual information form for the year ended December 31, 2020, filed on April 7, 2021. The Company has also assumed that no significant events occur outside of Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Contacts

Investor Relations:

CORE IR

+1 516 222 2560

Investors@bitfarms.com

US Media:

Core IR

Jules Abraham, Director of Public Relations

julesa@coreir.com

YAP Global

Mia Grodsky, Account Executive

mia@yapglobal.com

Québec Media:

Ryan Affaires publiques

Marc Duchesne, Directeur / Director

marc@ryanap.com

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